Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 6, 2011

Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Item 4.01 Form 8-K

Filed February 4, 2011

File No. 333-150028

Dear Mr. Hiller:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated May 17, 2011.

The Company intends to address the issue described in your comment letter by having its financial statements for the fiscal years ended June 30, 2010 and 2009 re-audited by its current auditor, which is PCAOB registered, and by filing an amended report on Form 10-K/A for the fiscal year ended June 30, 2010 which will include the re-audited financial statements.

The Company is in the process of having its current PCAOB registered auditor, Morrill & Associates, LLC (“Morrill”), re-audit the Company’s financial statements for the fiscal years ended June 30, 2009 and 2010, and anticipates that this process will take approximately 60 days. Once Morrill has completed its re-audit of the Company’s financial statements, the Company will file the re-audited financial statements for the fiscal years end June 30, 2009 and 2010 on a Form 10-K/A with the Securities and Exchange Commission.  The Company anticipates that it will be able to file this Form 10-K/A on or about July 31, 2011.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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